Exhibit 12.1

STATEMENT REGARDING COMPUTATION
OF RATIO OF EARNINGS TO FIXED CHARGES

MANPOWERGROUP INC.

(in millions)

3 Months Ended
March 31, 2018

Earnings:
Earnings before income taxes	$137.7
Fixed charges	29.5
$167.2

Fixed charges:
Interest (expensed or capitalized)	$14.1
Estimated interest portion of rent expense	15.4
$29.5

Ratio of earnings to fixed charges	5.7

	2017	2016	2015	2014	2013
Earnings:
Earnings before income taxes	$737.3	$701.3	$660.7	$681.6	$475.5
Fixed charges	106.8	104.6	131.8	150.2	175.6
	$844.1	$805.9	$792.5	$831.8	$651.1
Fixed charges:
Interest (expensed or capitalized)*	$49.7	$49.7	$52.0	$51.7	$59.1
Estimated interest portion of rent expense	57.1	54.9	79.8	98.5	116.5
	$106.8	$104.6	$131.8	$150.2	$175.6
Ratio of earnings to fixed charges	7.9	7.7	6.0	5.5	3.7

Note: The calculation of ratio of earnings to fixed charges set forth above is in accordance with Regulation S-K, Item 601(b)(12). This calculation is different than the fixed charge ratio that is required by our various borrowing facilities.

*As of January 1, 2018, we adopted new accounting guidance on presentation of net periodic pension and postretirement benefit cost ("net benefit cost"). Under the new guidance, we are required to present non-service cost components of net benefit cost in interest and other expenses, as opposed to selling and administrative expenses. All previously reported results have been restated to conform to the current year presentation. The increase in interest expense due to the adoption was $3.1 million for the three months ended March 31, 2018. The increase was $11.2 million, $11.6 million, $13.4 million, $16.6 million and $15.9 million for 2017, 2016, 2015, 2014 and 2013, respectively.